MANDELBAUM SALSBURG P.C.
Vincent J. McGill Partner	1270 Avenue of the Americas, Suite 1808 New York, New York 10020	Direct Dial: (212) 324-1876 E-mail: vmcgill@lawfirm.ms

March 5, 2018

Mr. Larry Spirgel, Assistant Director.

Office of Telecommunications

Division of Corporation Finance

Securities and Exchange Commission

Washington, D.C. 20549

Re:	Mercari Communications Group, Ltd.
Current Report on Form 8-K/A Filed February 15, 2018
File No. 000-17284

Dear Mr. Spirgel:

On behalf of our client, AiXin Life International, Inc., formerly known as Mercari Communications Group, Ltd. (the “Company”), I am submitting this letter in response to the Staff’s letter of comment dated February 23, 2018, with respect to the Company’s Current Report on Form 8-K/A reporting the acquisition of AiXin (BVI) International Group Co., Ltd. (originally filed on December 14, 2017). The Company has filed an amendment to the Form 8-K (the “Amendment”) which, together with the responses set forth below in this letter, address the issues which were the subject of the Staff’s comments. Our responses below have been numbered to correspond to the Staff’s comments.

Form 8-K/A filed February 16, 2018

Item 2.01 Completion of Acquisition of Disposition of Assets, page 1

1. We note your response to our prior comment 1. Please identify Mr. Yao-Te Wang, Mr. Ethan Chuang, Mr. Quanzhang Lin, and China Concentric Capital, Ltd. as promoters and provide the disclosure required by Item 404(c) of Regulation S-K.

Response: The disclosure under the caption “Business – Corporate History” has been revised to identify Messrs. Wang, Chuang, Lin and China Concentric as “promoters” and to disclose the information required by Item 404(c) of Regulation S-K.

2. With regard to your response to our prior comment 2, we note your statement that China Concentric acquired 96.5% of the company’s outstanding shares with a “view towards reselling them to Mr. Lin.” Please disclose the business reasons for structuring the transaction in this form. Also clarify the reference to “the right to $150,087 of noninterest bearing advances to our company.”

Response: The reasons for structuring the transaction in the manner described under the caption “Business – Corporate History” has been disclosed in response to this comment. The disclosure also has been revised with respect to Algodon’s assignment to China Concentric of the right to the repayment of non-interest-bearing working capital advances to the Company in the aggregate amount of $150,087 as part of Algodon’s sale of 43,822,401 shares to China Concentric.

Overview, page 2

3. We note that you highlight several products that you offered in 2017. Please clarify if you currently offer these products and, if not, whether that is due to the Chinese government’s crackdown on the healthy product industry in 2017.

Response: The disclosure concerning the products presently offered by the Company has been revised in response to this comment. The Company has advised us that the decrease in the number of products presently offered, as compared to those offered at September 30, 2018, is not due to the governmental crack-down on unfair marketing measures such as false advertising and illegal marketing.

4. We note your disclosure on page 2 that your nutritional counselor has a certification and qualification as a Senior Nutritionist with the National Professional Qualification Training & Authentication Experimental Base. Please revise to clarify what the National Professional Qualification Training & Authentication Experimental Base is, what type of professional standing the organization has, and what it means to have a certification and qualification as a Senior Nutritionalist.

Response: A brief description of the objectives of the National Professional Qualification Training & Authentication Experimental Base and the significance of a certification as, and qualifications of, a Senior Nutritionalist, has been included in the disclosure concerning the nutritional counselor referred to in this section.

(b) Pro Forma Financial Information, page 72

5. We note your response to comment 12 stating that you have revised the Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016 to exclude the $3,617,927 adjustment. However, this adjustment continues to appear in your Pro Forma Consolidated Statement of Operations for the Year Ended December 31, 2016. Please revise.

Response: The revised pro forma presentation, inadvertently omitted from the amendment filed on February 16, 2018, has been included in the Amendment.

If you have any comments or questions contact me, or in my absence, Mark Orenstein at (212) 324-1877 or by e-mail at morenstein@lawfirm.ms.

Very truly,

/s/ Vincent McGill

cc:	Kathleen Krebs, Esq
Gregory Dundas, Esq.
Terry French
Inessa Kessman